UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Token Cat Limited

(Exact name of registrant as specified in its charter)

6F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing, 100038

The People’s Republic of China

(+86-10) 6399-8902

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Token Cat Limited, a Cayman Islands exempted company (the “Company”) held an extraordinary general meeting of the holders of the Company’s ordinary shares (the “Meeting”) on October 13, 2025 at 10:00 AM Beijing time at the Company’s headquarters located at 6F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District Beijing, China 100038. Holders of a total of 7,377,895,200 class A ordinary shares of the Company, par value $0.0001 each (the “Class A Ordinary Shares”) and 55,260,580 class B ordinary shares of the Company, par value $0.0001 each (the “Class B Ordinary Shares”), out of a total of 8,064,960,523 Class A Ordinary Shares and 55,260,580 Class B Ordinary Shares respectively issued and outstanding and entitled to vote at the Meeting, voted at the Meeting, and the quorum for the transaction of business was present at the Meeting. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 100 votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	It is resolved, as an ordinary resolution, that (a) with the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion, to approve the proposed sale of our subsidiaries Long Ye International Limited, a Cayman Islands company, Long Ye Information Technology Limited, a Hong Kong company, Beijing Sangu Maolu Information Technology Co., Ltd., a PRC company, TuanChe Information Limited, a Hong Kong company, TuanYuan Internet Technology (Beijing) Co., Ltd., a PRC company, TuanChe Group Inc., a Cayman Islands company, Tuanche Information Group Limited, a Hong Kong company, Chema Technology (Beijing) Co., Ltd., a PRC company, to Prime Management Group Limited, a British Virgin Islands company, in exchange for nominal cash consideration of $1.

The shareholders approved the proposal.

For	Against	Abstain	Total
12,492,505,600	2,692,800	408,754,800	12,903,953,200

2.	It is resolved as an ordinary resolution, to approve and adopt the Company’s 2025 Equity Incentive Plan and all transactions contemplated thereunder..

The shareholders approved the proposal.

For	Against	Abstain	Total
12,488,843,200	4,099,200	408,754,800	12,901,697,200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 15, 2025

TOKEN CAT LTD

By:	/s/ Guangsheng Liu
Name:	Guangsheng Liu
Title:	Co-Chief Executive Officer

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